

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2021

Martin Zinny
Chief Executive Officer
DP Cap Acquisition Corp I
One Marina Park Drive, 10th Floor
Boston, MA 02210

> **Re: DP Cap Acquisition Corp I**
> **Draft Registration Statement on Form S-1**
> **Confidentially Submitted June 7, 2021**
> **CIK No. 0001857803**

Dear Mr. Zinny:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Draft Registration Statement on Form S-1 confidentially submitted June 7, 2021

Summary, page 1

1. You disclose on page 2 that you have assembled a "seasoned team of executives" that you refer to as the "Industry Advisors." Please clarify who the Industry Advisors are. For example, state if they are the same individuals listed as your "Strategic Advisors" beginning on page 5.

Risk Factors, page 39

2. We note the name of your company ends with a roman numeral. To the extent your founders intend on conducting multiple SPAC offerings, include an additional risk factor discussing the impact multiple SPAC offerings by your founders could have on the ability of your company to complete a successful SPAC business combination.

Our officers and directors presently have..., page 70

3.   The first paragraph of this risk factor indicates that each of your officers and directors
        presently has fiduciary or contractual other obligations to other entities, "including the
        special purpose acquisition companies noted below." We are unable to locate disclosure
        regarding other SPACs with which your officers or directors are involved. To the extent
        any of your officers has fiduciary, contractual or other obligations to other SPACs, please
        provide appropriate disclosure in your prospectus summary. Specifically, please identify
        the other SPACs and discuss your officer's or director's obligations to them and whether
        such obligations may take priority over their obligations to you.

Principal Shareholders, page 122

4.   Please identify the natural person or persons with voting and/or investment control over
        the shares held by Data Point Capital III, LP and Data Point Capital III-Q, LP.

Signatures, page II-5

5.   Please revise your signature page to be set up to have your principal financial officer and
        principal accounting officer sign the registration statement in their individual capacities. If
        someone signs in more than one capacity, indicate each capacity in which he or she is
        signing. For guidance, please refer to the signature requirements in Form S-1.

        You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on
the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at
202-551-3483 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Erika Weinberg